Correspondence

DRAX, INDUSTRIES INC

3125 SCOTT STREET

VISTA CALIFORNIA 92081

Telephone (760) 739-0069

Virgil@draxindustries.net

Date April 26, 2021

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attention: Matthew Derby, Staff Attorney

RE:	Drax, Industries Inc. (“Registrant”) Amendment No. 2 to Registration Statement on Form S-1 Filed, April 26, 2021 File No. 333-253043

Dear Mr. Derby

The Registrant hereby files its Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”). The Amendment No. 2 has been revised in accordance with the Commission’s April 20, 2021 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 2 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Prospectus Summary, page 3

1.	In response to prior comment 5, you state that you have no affiliation with Cool Box, a Canadian company, which appears to produce a substantially similar product that you are offering. Please state clearly in the prospectus that you have no affiliation with Cool Box, the Canadian company. Clarify that you do not source your products from Cool Box in Canada.

In response to your comment, we have revised the disclosure on Form S-1 Prospectus Summary, page 3. To clearly state that Drax, Industries Inc. has no affiliation with nor purchases, services and or materials from Cool Box, a Canadian company.

OVERVIEW

Drax, Industries Inc. is not affiliated with Cool Box a Canadian company. Drax will not source any products, services and or materials from Cool Box in Canada.

Interests of Management and Others in Certain Transactions, page 38

2.	You state that you have a loan from the company’s President, Virgil Enriquez, for $10,500 and a line of credit from an investor for $100,000. Please identify the investor and disclose the transactions, if applicable, as related party transactions. Discuss the material terms of the loan and line of credit, including interest rate, repayment terms and any fees in connection with the transactions.

In response to your comment, we have revised the disclosure on Form S-1, on page #26 and through out to clarify and more clearly state that the company has three sources of funding.

The Company entered Loan Commitment for ninety-five thousand dollars ($95,000) with its President Virgil Enriquez on December 31, 2020. The loan commitment is due and payable on December 31, 2021, it carries an interest rate of 6% per annum based on a 365-year. There is no fee in connection with the Loan Commitment., (The Loan Commitment document was incorporated by reference to Exhibit 10.5 to the Registrants Form S-1 filed on February 12, 2021.)

The Company entered Promissory note for ten thousand five hundred ($10,500) with an investor on December 15, 2020. The Promissory Note is due and payable on December 15, 2023, it carries an interest rate of 6% per annum based on a 365-year and a loan fee of five hundred dollars ($500). (The Promissory Note was incorporated by reference to Exhibit 10.4 to the Registrants Form S-1 filed on February 12, 2021

The Company entered Line of Credit Agreement for one hundred thousand dollars ($100,000) with an investor on March 10, 2021. The Line of Credit Agreement is due and payable on March 10, 2022, it carries an interest rate of 10% per annum based on a 360-day year. There is no fee in connection with the Line of Credit. The line of credit is being filed as Exhibit 10.6 to the Registrants Form S-1 Amendment No 2 filed on April 26, 2021.

5. Exhibits, page II-2

3.       Please have your independent public accounting firm clarify in their consent that their report is included within the Form S-1, not incorporated by reference.

In response to your comment, we have revised the disclosure on Form S-1, pageII-2, to clarify the independent public accounting firm consent is included within the Form S-1.

5. EXHIBITS

The following exhibits are included as part of this Form S-1 or are incorporated by reference. The Consent of M & K CPAS, PLLC is included within the Form S-1.

/s/ Virgil Enriquez

Virgil Enriquez

President and Chief Executive Officer